June 9, 2005

Cicely D. Luckey
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Essex Portfolio L.P.
       Form 10-K for the year December 31, 2004
                               File No. 33-44467-01

Dear Ms. Luckey:

On behalf of Essex Portfolio L.P. (the “Company” or “Essex”) we, as counsel to the Company, submit this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by facsimile, dated May 27, 2005, relating to the above filing.

In this letter, we have recited the comment from the Staff in italicized, bolt type and have followed with the Company’s response in regular type.

Form 10-K for the year ended December 31, 2004

Note (2) Summary of Critical and Significant Accounting Policies, (b) Principles of Consolidation, page F-10, Note (3) Real Estate (c ) Investments, page F-16

1.
Explain to us how you evaluated FIN 46(R) in determining whether Fund II is a variable interest entity, and if so how you concluded that you are not the primary beneficiary of this entity. In addition, how did you evaluate your general partnership interest in this entity when determining whether consolidation was appropriate under SOP 78-9?

The Company advises the Staff that under our FIN 46R analysis for Fund II, the Company determined that Fund II is not a variable interest entity (VIE). Specifically under paragraph 5(a) of FIN 46R, Fund II by design, has sufficient equity to permit it to finance its activities without additional subordinated financial support provided by any parties, including equity holders. Limited partners’ equity is approximately 35% percent of the total dollars invested with approximately 65% provided by third party lenders. Under paragraph 5(b) of FIN 46R the equity holders as a group have rights to make decisions that have a significant impact on the success of Fund II and are contractually obligated to absorb losses and receive residual returns. Under paragraph 5(c) of FIN 46R the activities of Fund II are performed on behalf of the equity investors. The investors in Fund II are sophisticated pension/corporate entities with extensive experience in investing in real estate and all have active real estate investment programs. The Company concluded that Fund II is not a VIE and, accordingly, a primary beneficiary determination was not required.

The evaluation also considered whether the Company’s general partnership interest in Fund II required consolidation under SOP 78-9. Section 8.4(b) of the Fund II limited partnership agreement gives the limited partners the following rights:

“8.4 Removal of General Partner

b. The General Partner may be removed without Cause (“Removal Without Cause”) at any time upon the written consent of Limited Partners whose aggregate Capital Commitments represent a minimum of 66 2/3% of the Aggregate Capital Commitments of all Limited Partners, excluding the Capital Commitments of the General Partner in its capacity as a Limited Partner and any Limited Partner which is an Essex Affiliate so long as the General Partner is an Essex Affiliate… Such a Removal Without Cause shall be effective immediately upon such consent. For the avoidance of doubt, it is the intent of the Partners that, following Removal Without Cause of the General Partner, the Partnership shall dissolve as provided in Section 10.3 and be liquidated in accordance with Article 11.”

Fund II’s partnership agreement provides for a specific scope and substantially restricts the authority of the general partner to acquire properties and how they are financed outside of the predefined scope. Operating outside the predefined scope of the partnership agreement requires the consent of 3 out of 4 members of the Advisory Board. The Advisory Board is comprised of the Limited Partners that have the most committed capital and are not affiliated with the general partner. The existence of the Advisory Board significantly restricts the ability of the Company to control Fund II.

The Company concluded that the limited partners rights to remove Essex as the General Partner and the existence of the Advisory Board meet the criteria of important rights under paragraph .09 of SOP 78-9 and as such, Essex as the general partner does not control Fund II.

***

In connection with this response to the Staff’s comment and on behalf of the Company, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in Form 10-K for the fiscal year ended December 31, 2004

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments to the undersigned.

Sincerely,

/s/ Stephen J. Schrader

Stephen J. Schrader

cc: Kelly McCusker